SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2004

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-51434

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/UTV EMPLOYEES

10201 West Pico Boulevard

Los Angeles, CA 90035

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/UTV EMPLOYEES

By:	/S/ LYNN L. FRANZOI
Lynn L. Franzoi
Senior Vice President, Benefits,
Fox Entertainment Group, Inc.

Date: June 21, 2005

Investment Plan for

Former Chris-Craft/UTV

Employees

Financial Statements

and Supplemental Schedule

As of December 31, 2004 and 2003

Year Ended December 31, 2004

Investment Plan for Former Chris-Craft/UTV Employees

Report of Independent Registered Public Accounting Firm

To the Plan Committee of the

Investment Plan for Former Chris-Craft/UTV Employees

We have audited the accompanying statements of net assets available for plan benefits of the Investment Plan for Former Chris-Craft/UTV Employees (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/    BDO SEIDMAN, LLP

Los Angeles, California

June 21, 2005

Investment Plan for Former Chris-Craft/UTV Employees

Statements of Net Assets Available for Plan Benefits

December 31,	2004	2003
Assets

Investments, at fair market value:
News Corporation Class A Non-voting Common Stock	$20,431,803	$—
News Corporation Class A Preferred Stock	—	20,390,269

Fidelity Money Market Fund	3,722,370	5,874,141
Fidelity Puritan	142,782	165,490
Fidelity Magellan	41,687	55,383
Fidelity Equity Income	141,672	99,060
Fidelity Mid-Cap Stock	166,447	138,341
Spartan US Equity Index	242,855	239,949
Janus Adviser International	—	29,979
AF Europac Growth R4	51,004	6,736
PIMCO Tot Return Adm	293,954	156,100
Mairs & Power Growth	24,498	15,153

Total investments	25,259,072	27,170,601

Total Assets	25,259,072	27,170,601

Net assets available for plan benefits	$25,259,072	$27,170,601

See accompanying notes to financial statements.

Investment Plan for Former Chris-Craft/UTV Employees

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2004
Additions
Dividend and interest income	$205,392
Net appreciation in fair value of investments	4,391,501

Total additions	4,596,893

Deductions
Distributions to participants upon termination or withdrawal	(6,508,077)
Administrative fees	(345)

Total deductions	(6,508,422)

Net decrease	(1,911,529)

Net assets available for plan benefits, beginning of year	27,170,601

Net assets available for plan benefits, end of year	$25,259,072

See accompanying notes to financial statement.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

1.	Plan Description	The Investment Plan for Former Chris-Craft/UTV Employees (the “Plan”) is a defined contribution plan sponsored by Fox Entertainment Group, Inc. The purpose of the Plan is to provide participants the opportunity to maintain their account balances in the Plan and provide them a choice of diverse investment options, including a choice of a financial interest in News Corporation (the “Company”) through ownership of Class A Non-voting Common Stock shares. This type of Plan is generally referred to as an Employee Stock Purchase Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective July 31, 2001, the Plan was frozen and employee and employer matching contributions were no longer made to the Plan. The Plan Sponsor intends for the Plan to remain frozen indefinitely until such time as the Plan is terminated. During 2002, it was renamed the Investment Plan for Former Chris-Craft/UTV Employees.

Effective January 1, 2002, the Plan adopted various Internal Revenue Service mandated and optional provisions of the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”).

During 2004, News Corporation reincorporated in the United States (the “Reorganization”). Under the terms of the Reorganization all News Corporation Class A Preferred Stock (“Preferred Stock”) shareholders received two shares of News Corporation Class A Non-voting Common Stock (“Class A Common”) for each one share of Preferred Stock held. The Preferred Stock was delisted from the New York Stock Exchange (“NYSE”) after the close on November 2, 2004 and the Class A Common shares were issued on November 12, 2004 and were traded as “when issued” beginning on November 3, 2004.

Vesting
Participants are 100% vested in their after-tax contributions and in the employer matching contributions.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

1.	Plan Description	Management of Trust Funds

Fidelity Management Trust Company (“Fidelity”) is the Trustee. The Plan provides for administration by a committee of at least two individuals appointed by the Board of Directors.

Participant Accounts

Each participant account is credited with the participant’s contributions that were allowed prior to August 1, 2001 and the related allocation of the Company’s contribution, and debited for any distributions. Investment gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Payment of Benefits

Benefits paid to participants or beneficiaries are payable in lump sums equal to the value of their vested accounts as of the date of distribution. Benefits are recorded when paid.

Administrative Expenses

The Company may, at its discretion, elect to pay the administrative expenses of the Plan. Plan expenses paid by the Company were not material in fiscal 2004.

Investment Options

During 2004, News Corporation reincorporated in the United States (the “Reorganization”). Under the terms of the reorganization all News Corporation Class A Preferred Stock shareholders received two shares of News Corporation Class A Non-voting Common Stock shares for each one share of Preferred Stock held. As a result of the exchange, the Plan invests in shares of News Corporation Class A Non-voting Common Stock as of December 31, 2004, and in News Corporation Class A Preferred Stock as of December 31, 2003. In addition, during 2002, the Plan diversified the investment options available to participants to include certain mutual fund investments in addition to the News Corporation Class A Preferred Stock and Money Market fund options.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

2.	Summary of Significant Accounting Policies	Basis of Accounting
The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties

The Plan’s investment in News Corporation Class A Non-voting Common Stock amounted to $20,431,803 as of December 31, 2004, and the Plan’s investment in News Corporation Class A Preferred Stock amounted to $20,390,269 as of December 31, 2003. Such investments represented approximately 81% and 75% of the Plan’s total assets as of December 31, 2004 and 2003, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the June 30, 2004 Company Annual Report as included in form 8-k filed on November 24th 2004 and other periodic filings for News Corporation that the Plan Sponsor filed with the Securities and Exchange Commission.

Investments in News Corporation Class A Non-voting Common stock, mutual funds, and money market funds are exposed to various risks such as the financial condition of the Plan Sponsor, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments in the News Corporation Class A Non-voting Common Stock and News Corporation Limited Class A Preferred Stock and mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at December 31, 2004 and 2003.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation in fair value of investments.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

3.	Investments	In 2004 News Corporation Class A Non-voting Common Stock shares are listed on the NYSE and traded under the symbol “NWS.A”. In 2003 News Corporation Limited Class A Preferred Shares were listed on the NYSE and traded under the symbol “NWS.A”.

For the Plan year ended December 31, 2004, there were dividends declared on the NWS.A shares in the aggregate amount of $58,969 which is included in dividend and interest income on the Statement of Changes in Net Assets Available for Plan Benefits.

The following table presents investments that represent 5 percent or more of the Plan’s Net Assets:

December 31,	2004	2003
Common Stock:
News Corporation Class A Non-voting Common Stock	$20,431,803	$—
News Corporation. Class A Preferred Stock	—	20,390,269
Mutual Funds:
Fidelity Money Market Fund	3,722,370	5,874,141

During 2004, the Plan’s investments (including gains and losses on investments bought, sold and held during year) appreciated in value by $4,391,501 as follows:

Common Stock:
News Corporation Class A Non-voting Common Stock	$2,524,907
News Corporation Class A Preferred Stock	1,811,345
Mutual Funds	55,249

Total	$4,391,501

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

4.	Distributions to Participants for Terminations and Withdrawals	Distributions are made to participants, or their designated beneficiaries, in the event of death, termination of employment or withdrawal from the Plan, in cash and or whole shares of stock, with fractional shares of stock payable in cash.
A participant (or the beneficiary in the case of death) is entitled to a distribution of 100 percent of his or her account upon termination of employment by normal retirement, permanent disability or death.

In accordance with the Plan Amendment, effective March 31, 2001, all participants in the Plan became fully vested in 100% of the participant’s account attributable to the Company’s contributions and, therefore, are entitled to distributions of such amount.

5.	Federal Taxes Applicable to the Plan	All income other than unrelated business income or debt financed income realized by a trust fund established under a qualified plan is exempt from federal income taxes. The Internal Revenue Service has determined, most recently by letter dated November 19, 2002, that the Plan is qualified under Section 401 of the Internal Revenue Code (“IRC”) and the related trust income is exempt from taxation under Section 501(a) of the IRC. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

6.	Reconciliation of Financial Statements to Form 5500	Distributions to participants upon termination and withdrawal per the financial statements were consistent with benefits paid to participants per the Form 5500 for the year ended December 31, 2004.

7.	Expenses of the Plan	Participants’ accounts are charged for brokerage fees and transfer taxes incurred by the Trustee in connection with the purchase of NWS.A shares. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants’ accounts. However, such expenses have been paid by the Company for the year ended December 31, 2004.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

8.	Party-in-Interest Transactions	The Plan engages in certain transactions involving Fidelity, the Plan’s Trustee, and News Corporation, the Company’s parent. Both Fidelity and News Corporation are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s preferred and common stock and investing Plan monies in money market and mutual funds managed by Fidelity or its related affiliates. Fees paid by the Plan Sponsor to Fidelity for the year ended December 31, 2004 were not significant. Investments managed by Fidelity amounted to $4,457,813 and $6,572,364 as of December 31, 2004 and 2003, respectively.

Investment Plan for Former Chris-Craft/UTV Employees

Form 5500 – Schedule H – Line 4i – Schedule of Assets

(Held at end of year) as of December 31, 2004

EIN: 95-4066193

Plan Number: 009

Identity of Issuer	Description of Investment	Cost**	Current Value
Fidelity Equity Income*	Mutual Fund		$141,672
Fidelity Magellan*	Mutual Fund		41,687
Fidelity Mid-Cap Stock*	Mutual Fund		166,447
AF Europac Growth R4	Mutual Fund		51,004
Mairs & Power Growth	Mutual Fund		24,498
Spartan US Equity Index*	Mutual Fund		242,855
Fidelity Puritan*	Mutual Fund		142,782
PIMCO Tot Return Adm	Mutual Fund		293,954
Fidelity Money Market Fund*	Money Market		3,722,370
News Corporation *	Common Stock: News Corporation Class A Non-voting Common Stock		20,431,803

	Total investments		$25,259,072

*	Party-in-interest
**	Cost information is not required as all investments are participant directed.